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MAR 05 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No and Street)

Lansing (City) Michigan (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O'Shea (517) 323-6695
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1 (Address) Lansing (City) Michigan (State) 48912 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

BETH WITGEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF CLINTON
MY COMMISSION EXPIRES Oct 20, 2023
ACTING IN COUNTY OF Eaton

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FB Equity Sales Corporation of Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2018 and 2017, and the related statements of net loss, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2018 and 2017 and the results of its operations and cash flows for the years then ended in conformity with accounting principles general accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FB Equity Sales Corporation of Michigan's management. Our responsibility is to express an opinion on FB Equity Sales Corporation of Michigan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FB Equity Sales Corporation of Michigan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III - Information for Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audits of FB Equity Sales Corporation of Michigan's financial statements. The supplemental information is the responsibility of FB Equity Sales Corporation of Michigan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information identified above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maner Costerisan PC

We have served as FB Equity Sales Corporation of Michigan's auditor since 1997.

February 22, 2019

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Cash and cash equivalents	$ 40,035	$ 85,922
Commissions receivable	6,433	34,830
Related party receivable	42,269	57,776
Other receivables	5,052	4,327
Prepaid expenses	17,846	17,846
TOTAL ASSETS	$ 111,635	$ 200,701
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Related party payable	$ 33,018	$ 37,343
Commissions payable	3,405	17,033
Total liabilities	36,423	54,376
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	1,065,000	1,065,000
Deficit	(999,788)	(928,675)
Total stockholder's equity	75,212	146,325
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 111,635	$ 200,701

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES:		
Commissions	$ 160,303	$ 160,816
Interest	866	1,004
Total revenues	161,169	161,820
EXPENSES:		
Commissions	78,005	77,796
Salaries and employee related costs	121,527	123,494
Administrative costs	57,352	82,877
Total expenses	256,884	284,167
Loss before income tax benefit	(95,715)	(122,347)
INCOME TAX BENEFIT	24,602	47,415
NET LOSS	$ (71,113)	$ (74,932)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2017	$ 10,000	$ 940,000	$ (853,743)	$ 96,257
ADD:				
Additional paid-in capital	-	125,000	-	125,000
DEDUCT:				
Net loss	-	-	(74,932)	(74,932)
BALANCE, December 31, 2017	10,000	1,065,000	(928,675)	146,325
DEDUCT:				
Net loss	-	-	(71,113)	(71,113)
BALANCE, December 31, 2018	$ 10,000	$ 1,065,000	$ (999,788)	$ 75,212

See notes to financial statements.

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (71,113)	$ (74,932)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	28,397	(28,859)
Related party receivable	15,507	(17,152)
Other receivables	(725)	(1,964)
Prepaid expenses	-	3,750
Related party payable	(4,325)	2,115
Commissions payable	(13,628)	14,259
Total adjustments	25,226	(27,851)
Net cash used by operating activities	(45,887)	(102,783)
Cash flow from financing activities:		
Capital contributions	-	125,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(45,887)	22,217
CASH AND CASH EQUIVALENTS:		
Beginning of year	85,922	63,705
End of year	$ 40,035	$ 85,922

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market funds are carried at cost.

Revenue Recognition - Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized at the end of the trail period. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the
market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

The following table presents sales-based and trailing commissions revenue disaggregated by product category:

Sales Based:	
Mutual Funds	$ 48,281
Variable Annuities	17,261
Total Sales Based	65,542
Trailing:	
Mutual Funds	94,761
Total Commission Revenue	$ 160,303

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with FDIC insured financial institutions. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 22, 2019, which is the date the financial statements were available to be issued.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local returns generally remain open for examination by various taxing authorities for a period of three to four years.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2018, 89.8% of commission revenue is from three different companies, each with a greater than 10% portion of total commissions. In 2017, 90.3% of commission revenue is from three different companies, each with a greater than 10% portion of total commissions

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Federal income tax expense is allocated under a formal allocation agreement at the statutory rate of 21% in 2018 and 35% in 2017. Amounts related to losses or credits are also allocated. Amounts are also due from the parent company for State of Michigan Corporate Income Tax. Amounts due from the parent company for federal and state income taxes amounted to $42,269 and $57,776 at December 31, 2018 and 2017, respectively.

NOTE 3 - INCOME TAXES (Concluded)

The provision for income tax expense at December 31 consists of the following:

	2018	2017
Provision for federal income tax benefit	$ 18,867	$ 40,100
Michigan corporate tax benefit	5,735	7,315
Provision for income tax benefit	$ 24,602	$ 47,415

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to $153,814 and $177,554 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the amounts due to the related parties were $33,018 and $37,343, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received $40,109 and $30,263 from Michigan Farm Bureau Financial Corporation for federal income tax refund during the period ending December 31, 2018 and 2017, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had regulatory net capital of $7,375, which was $2,375 in excess of its required net capital requirement of $5,000. The regulatory net capital ratio of the Company was 4.9387 to 1.

NOTE 7 - SECURITIES INVESTOR PROECTION CORPORATION

FB Equity Sales Corporation has completed Form SIPC-3, Certification of Exclusion From Membership, and therefore is not subject to filing forms SIPC-6 and SIPC-7 as it is not a member of the Securities Investor Protection Corporation.

NOTE 8 - ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the full retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Adoption of ASC Topic 606, Revenue from Contracts with Customers: On January 1, 2017, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the full retrospective method applied to those contracts which were not completed as of January 1, 2017. Results for reporting periods beginning after January 1, 2017 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2017, or to revenue for the years ended December 31, 2018 and 2017, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

SUPPLEMENTAL INFORMATION

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION
WITH COMPANY'S COMPUTATION AND STATEMENT PURSUANT TO
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANCE COMMISSION
AS OF DECEMBER 31, 2018

NET CAPITAL		
Total stockholder's equity		$ 75,212
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 5,052	
12(b)1 trail receivables	2,273	
Prepaid expenses	17,846	
Related party receivable	42,269	67,440
Net capital before haircuts on securities positions:		7,772
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		397
Net capital		$ 7,375
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts and commissions payable		$ 36,423
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of $36,423 at 6 2/3 percent or $5,000 if greater)		$ 5,000
Excess net capital		$ 2,375
Ratio: Aggregate indebtedness to net capital		4.9387:1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

At December 31, 2018, the Company had no credit items that would result in a reserve requirement.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from Rule 15c3-3 under (k)(1). During the year, the Company did not hold customers' funds or securities. The Company was in compliance with the conditions of the exemption

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FB Equity Sales Corporation of Michigan

We have reviewed management's statements, included in the accompanying FB Equity Sales Corporation of Michigan Exemption Report, in which (1) FB Equity Sales Corporation of Michigan identified the following provisions of 17 C.F.R. §15c3-3(k) under which FB Equity Sales Corporation of Michigan claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) FB Equity Sales Corporation of Michigan stated that FB Equity Sales Corporation of Michigan met the identified exemption provisions throughout the most recent fiscal year without exception. FB Equity Sales Corporation of Michigan's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FB Equity Sales Corporation of Michigan's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

February 22, 2019

FARM BUREAU INSURANCE®
Michigan's Insurance Company

Farm Bureau Mutual
Farm Bureau Life
Farm Bureau General

7373 West Saginaw Highway, PO Box 30400, Lansing, Michigan 48909-7900
FarmBureauInsurance.com

FB Equity Sales Corporation of Michigan
Exemption Report

FB Equity Sales Corporation of Michigan (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (1) (the "exemption provision") and (2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

FB Equity Sales Corporation of Michigan

Treasurer

January 25, 2019

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
of FB Equity Sales Corporation of Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FB Equity Sales Corporation of Michigan and the SIPC, solely to assist you and SIPC in evaluating FB Equity Sales Corporation of Michigan's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). FB Equity Sales Corporation of Michigan's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by FB Equity Sales Corporation of Michigan for the year ended December 31, 2018 to the total revenues in the FB Equity Sales Corporation of Michigan's audited financial statements included on Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by FB Equity Sales Corporation of Michigan for the year ended December 31, 2018 to supporting schedules and working papers, and financial statements prepared by the Company, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by FB Equity Sales Corporation of Michigan for the year ended December 31, 2018 and in the related schedules and working papers, and financial statements noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on FB Equity Sales Corporation of Michigan's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 22, 2019

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE OF SIPC-3 REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2018

$ 143,042	Commissions from distribution of shares of registered open end investment companies or unit investment trusts
17,261	Commissions from sale of variable annuities
866	Interest revenue
$ 161,169	Total revenues (as stated in the audited financial statements)